QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES(1)

	Years Ended October 31,					Years Ended December 31,
										Six Months Ended June 30, 2003
					Two Months Ended December 31, 2000(2)
	1998(2)	1999(2)		2000(2)		2001(2)		2002(2)
Income (loss) before income tax expense	$(15,559)	556		(29,058)	(5,265)	1,205		12,857		37,293
Add minority interest in consolidated subsidiaries that have fixed charges								359		450
Add fixed charges	$18,557	18,895		34,248	9,363	54,010		48,565		14,265

Earnings	$2,998	19,451		5,190	4,098	55,215		61,781		52,008

Fixed Charges:
1/3 Rent	$3,036	2,718		3,017	573	3,647		3,723		1,861
Interest	$15,521	16,177		31,231	8,790	50,363		44,842		12,404

Total Fixed Charges	$18,557	18,895		34,248	9,363	54,010		48,565		14,265

Ratio of Fixed Charges	—	1.0	x	—	—	1.0	x	1.3	x	3.6	x
Earnings shortfall	$15,559			29,058	5,265

(1)
For the purpose of determining the ratio of earnings to fixed charges, "Earnings" consist of earnings (loss) before income tax expense (benefit) plus fixed charges. "Fixed Charges" consist of interest expense, including amortization of deferred financing costs, plus one-third of rental expense (this portion is considered to be representative of the interest factor). For the years ended October 31, 1998, October 31, 2000 and the two months ended December 31, 2000, earnings were insufficient to cover fixed charges by $15,559, $29,058 and $5,265, respectively.

(2)
Certain reclassifications have been made to the prior years consolidated financial statements to conform to the current presentation. In accordance with the adoption of SFAS 145 in the year 2003, amounts previously classified as extraordinary items and the related tax benefits have been reclassified to Income (loss) before income tax expense.

QuickLinks

  Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)